Filed by BancorpSouth, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: WMS, L.L.C. Commission File No.: 333-28081

FOR RELEASE
Wednesday, April 30, 2003

Media Contact:	Randy Burchfield, 662-620-4302
Shaun Norris, 225-336-3218
Financial Contact:	L. Nash Allen Jr., 662-680-2330

BancorpSouth to Acquire Louisiana’s
Oldest, Largest Independent Insurance Agency

Baton Rouge, La. — BancorpSouth, Inc. (NYSE: BXS) announced today that the Company has reached an agreement in principle to acquire certain assets of WMS, L.L.C., of Baton Rouge, which operates under the name of Wright & Percy Insurance, of Baton Rouge, Louisiana’s oldest and largest independent insurance agency. Wright & Percy was founded in 1882 and currently has 130 employees in four offices located in Baton Rouge, its headquarters, Alexandria, Lake Charles and Shreveport.

WMS, L.L.C., President and CEO Markham McKnight said, “Wright & Percy will maintain its separate identity as an insurance agency after the acquisition and will operate as a division of BancorpSouth Insurance Services, Inc., a subsidiary of BancorpSouth Bank.” Terms of the acquisition were not disclosed. McKnight said, “This is not only the right move for our agency, it’s the right move for our customers. This alliance, as well as our future growth across the state and region, will bring us unparalleled leverage in the insurance marketplace. This makes us stronger than ever.”

BancorpSouth Chairman and CEO Aubrey Patterson said, “This acquisition, which we expect to close within the next month, will help diversify BancorpSouth’s revenue stream through additional fee income. We have been actively looking to expand our insurance services throughout the company’s six-state market area and are pleased that Wright & Percy will join our successful insurance subsidiary. This is a premier, full service agency with strong brand equity in the Louisiana insurance marketplace. This is our third major insurance agency acquisition in four years, and we will consider other similar acquisitions,” Patterson said.

In 1999, BancorpSouth acquired Stewart Sneed Hewes, Inc., of Gulfport, Miss., which ranks among the top 100 insurance agencies in the nation. In 2000, BancorpSouth acquired Pittman Insurance Agency and the Kilgore, Seay and Turner Agency, each of which was a large independent agency based in Jackson, Miss.

WMS, L.L.C., Chief Operating Officer Tom Sandahl said, “Our acquisition by BancorpSouth will give us the resources to continue to build this organization, affording us increased opportunities to expand and serve even more customers in our Louisiana market.”

Wright & Percy operated from Baton Rouge for its first 114 years, expanding to Lake Charles and Shreveport in 1996 and to Alexandria in 1997. The agency markets and services the offerings of more than 200 insurance carriers across all lines of insurance including personal, commercial, corporate benefits, bonds, life insurance and investments.

Prior to the WMS acquisition, BancorpSouth ranked 34th in the nation among bank holding companies selling insurance and in the top 25 in the nation among banks selling insurance products. “Expanding our insurance production gives us more influence in the industry and the ability to offer our customers more products and better service,” Patterson noted.

Headquartered in Tupelo, Miss., BancorpSouth operates approximately 250 commercial banking, insurance, trust, broker/dealer and consumer finance locations in Alabama, Arkansas, Louisiana, Mississippi, Tennessee and Texas with a staff of approximately 3,800 full-time employees. BancorpSouth and its subsidiaries provide, in addition to traditional banking services, mortgage origination and servicing, leasing, credit cards, consumer finance services, trust and fiduciary services, brokerage and investment services and insurance services.

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Forward-Looking Statements

Certain statements contained in this news release may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could” or “intend.” These forward-looking statements include, without limitation, those relating to the effects of the acquisition of certain assets of WMS, the operation of WMS after the acquisition, BancorpSouth’s revenues, future acquisitions, products and services and BancorpSouth’s future growth and profitability.

We caution you not to place undue reliance on the forward-looking statements contained in this news release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure to obtain required shareholder approvals, the companies’ failure to complete the acquisition, inability to successfully integrate the companies after the acquisition, materially adverse changes in the companies’ financial conditions, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, changes in laws and regulations affecting financial institutions in general or relating to taxes, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the ability of BancorpSouth to compete with other financial services companies, the ability of BancorpSouth to provide competitive services and products, changes in BancorpSouth’s operating or expansion strategy, geographic concentration of BancorpSouth’s assets, the ability of BancorpSouth to attract, train and retain qualified personnel, the ability of BancorpSouth to effectively market its services and products, the ability of BancorpSouth to identify potential acquisitions, other factors generally understood to affect the financial results of financial services companies and other factors described from time to time in BancorpSouth’s filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

BancorpSouth has filed a shelf registration statement on Form S-4 (Registration No. 333-28081) with the Securities and Exchange Commission (“SEC”), which contains a base prospectus. BancorpSouth provided a copy of the base prospectus to each shareholder of WMS at the commencement of negotiations. These shareholders are urged to read the base prospectus and the documents incorporated by reference into the base prospectus because they contain important information about BancorpSouth. Another copy of the base prospectus is available free of charge, both on the SEC’s web site (www.sec.gov) and from BancorpSouth by directing a request to BancorpSouth, Inc., One Mississippi Plaza, 201 South Spring Street, Tupelo, MS 38804, Attention: Corporate Secretary.

BANCORPSOUTH/WMS, L.L.C. FACT SHEET

	BancorpSouth, Inc.	WMS, L.L.C.

Profile:	Approx. $10.3 billion in assets	Approx. $160 million per year in premiums
	bank holding company	Full line independent insurance agency

	Headquarters: Tupelo, Miss.	Headquarters: Baton Rouge, La.
Aubrey B. Patterson, Chairman and CEO
Markham McKnight
President and CEO
Thomas M. Sandahl, EVP, COO
	NYSE symbol: BXS	Charlotte Wright, Sec./Tres.

Holdings:	BancorpSouth Bank	Wright & Percy Insurance in
	BancorpSouth Capital Trust I	Baton Rouge, Alexandria, Lake
	Bank subsidiaries:	Charles, Shreveport
BancorpSouth Insurance Services, Inc.
BancorpSouth Investment Services, Inc.
Century Credit Life Insurance Company
Personal Finance Corporation
BancorpSouth Mortgage Company
BancorpSouth Municipal
Development Corporation

Employees:	Approx. 3,800	Approx. 130

Markets:	Alabama, Arkansas, Louisiana,	Baton Rouge, Alexandria, Lake
	Mississippi, Tennessee, Texas	Charles, Shreveport
Approx. 250 locations, 242 ATMs